Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
LCI Industries:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-91174, 333-141276, 333-152873, 333-161242, 333-181272 and 333-201336) on Form S-8 of LCI Industries of our report dated February 28, 2017, with respect to the consolidated balance sheets of LCI Industries and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 10-K of LCI Industries and subsidiaries.

/s/ KPMG LLP

Chicago, Illinois
February 28, 2017